Filed Pursuant to Rule 433

Registration No. 333-274977-01

Ameren Illinois Company

Pricing Term Sheet

June 17, 2024

Issue:	5.55% First Mortgage Bonds due 2054
Principal Amount:	$625,000,000
Coupon (Interest Rate):	5.55% per annum
Maturity Date:	July 1, 2054
Benchmark Treasury:	4.250% due February 15, 2054
Benchmark Treasury Price:	97-10
Benchmark Treasury Yield:	4.413%
Spread to Benchmark Treasury:	+115 basis points
Re-offer Yield:	5.563%
Offering Price (Issue Price):	99.810% of the principal amount
Interest Payment Dates:	January 1 and July 1, commencing January 1, 2025
Optional Redemption:	Prior to January 1, 2054 (the “Par Call Date”) redeemable, in whole or in part, at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the First Mortgage Bonds to be redeemed matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 20 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the First Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Expected Ratings (Moody’s/S&P)*:	A1 (Stable) / A (Stable)
Trade Date:	June 17, 2024
Settlement Date:	June 27, 2024 (T+7)**
CUSIP / ISIN:	02361D BB5 / US02361DBB55
Joint Book-Running Managers:	Barclays Capital Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC Fifth Third Securities, Inc. PNC Capital Markets LLC
Co-Managers:	Blaylock Van, LLC Cabrera Capital Markets LLC CastleOak Securities, L.P. Loop Capital Markets LLC

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated June 17, 2024.

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**	It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about the Settlement Date specified above, which will be the seventh business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the First Mortgage Bonds initially are expected to settle in T+7, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) MUFG Securities Americas Inc. toll-free at 1-877-649-6848, (iii) Scotia Capital (USA) Inc. toll-free at 1-800-372-3930, (iv) TD Securities (USA) LLC toll-free at 1-855-495-9846 or (v) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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